Exhibit 5.2

April 27, 2022

CGI Inc.

1350 René-Lévesque Blvd. West

25th Floor

Montréal, Québec

Canada H3G 1T4

Dear Sirs:

Re:	Registration Statement on Form F-10

We have acted as Canadian counsel to CGI Inc. (the “Registrant”) in connection with the Registration Statement on Form F-10 (the “Registration Statement”) being filed today by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We hereby consent to the use of our name under the headings “Enforceability of Certain Civil Liabilities” and “Legal Matters” in the Short Form Prospectus forming a part of the Registration Statement. In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder

Yours truly,

/s/ Fasken Martineau DuMoulin LLP